SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

Nathan J. Christensen

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0°
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO – corporation

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person IN – individual

SCHEDULE 13D

Explanatory Note

This Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and (prior to the date hereof) a member of the board of directors (the “Board”) of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries, the “Company”). Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 10 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units” and, together with the Common Stock, “Securities”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”).

The Reporting Persons are filing this Amendment No. 10 to reflect certain updates described in Item 4 below regarding the consummation of the transactions contemplated by the InfraREIT Merger Agreement and the Asset Exchange Agreement (each as defined below). As a result of such transactions, the Reporting Persons’ beneficial ownership of the Securities has dropped below the 5% Schedule 13D reporting threshold. Therefore, this Amendment constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons terminating the Reporting Persons’ obligation to further amend the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby supplemented and amended as follows:

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended by replacing the final four paragraphs thereto with following:

On May 16, 2019, the transactions contemplated by the InfraREIT Merger Agreement, the Asset Exchange Agreement and the other agreements described above were consummated. The consequences of such transactions included the following:

•

Hunt Consolidated and its subsidiaries and affiliates no longer have any direct or indirect equity interest in InfraREIT Inc. or the Operating Partnership, except that an affiliate of Hunt Consolidated continues to hold a passive indirect interest of approximately 0.2% in Oncor that it has held since 2008;

•	Hunt Consolidated and its subsidiaries and affiliates no longer have any role in the management of the business and operations of InfraREIT Inc., the Operating Partnership or SDTS;

•

All of the previous agreements under which Hunt Consolidated and its subsidiaries and affiliates had any interest or involvement in the business of InfraREIT Inc., the Operating Partnership or SDTS were terminated;

•

The assets that were previously leased by SDTS to Sharyland are held by SDTS directly and are no longer subject to the terms and restrictions contained in the previous leases between such parties so that that they can be used directly by SDTS in the conduct of electric transmission and distribution activities in the State of Texas; and

•

Sharyland continues as an electric transmission utility in the State of Texas with operations that are concentrated in South Texas, and is owned 50% by Hunt Consolidated and entities controlled by Hunter L. Hunt or other members of the family of Ray L. Hunt and 50% by Sempra Purchaser.

In connection with seeking regulatory approvals necessary to consummate the transactions, Oncor and SU (i) waived the requirement to enter into the Future Development Agreement at the closing of the transactions and (ii) agreed to enter into an agreement addressing only certain operation services in lieu of the Operation and Maintenance Agreement at the closing of the transactions.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any Securities.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a), (b) As a result of the transactions described in Item 4, as of May 16, 2019, the Reporting Persons no longer beneficially own any Securities. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Securities.

(c) Except for the transactions described in Item 4, there were no transactions in the Securities effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of May 16, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Securities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

May 16, 2019	HUNT CONSOLIDATED, INC.

	By:	/s/ Nathan J. Christensen
	Name:	Nathan J. Christensen
	Title:	Senior Vice President & General Counsel

/s/ Nathan J. Christensen as Attorney-In-Fact for Hunter L. Hunt

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address
Ray L. Hunt	Executive Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-Chairman, Co-CEO, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-Chairman, Co-CEO, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

David C. Hernandez	Executive Vice President, Chief Strategy Officer, Director	1900 N. Akard Street Dallas, Texas 75201

Jason A. Green	Chief Compliance Officer	1900 N. Akard Street Dallas, Texas 75201

Michael M. Monroe	Chief Commercial Officer	1900 N. Akard Street Dallas, Texas 75201

Jamie A. Beggs	Senior Vice President, Chief Financial Officer	1900 N. Akard Street Dallas, Texas 75201

Nathan J. Christensen	Senior Vice President, General Counsel	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Paul E. Hoffman	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

L. Christopher Lanzillotta	Senior Vice President, Tax Counsel	1900 N. Akard Street Dallas, Texas 75201

Jill D. Meyer	Senior Vice President, Assistant General Counsel, Secretary	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President – Corporation Engagement & International Relations	1900 N. Akard Street Dallas, Texas 75201

Dan G. Ray	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Diane Schwarz	Senior Vice President, Chief Digital Information Officer	1900 N. Akard Street Dallas, Texas 75201

Brian R. Swinford	Senior Vice President, Treasurer	1900 N. Akard Street Dallas, Texas 75201